UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546
								August 1, 2006

Via Facsimile (330) 796-7861 and US Mail

Robert J. Keegan
Chief Executive Officer
Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio  44316

	Re:	Goodyear Tire & Rubber Company
		Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed February 17, 2006
      Response Letter Dated July 17, 2006
 		File No. 1-1927

Dear Mr. Keegan:

      We have reviewed your response letter dated July 17, 2006 and have the following comment. After reviewing this information, we may raise additional comments.

General

1. We note your response to prior comments one and two. Please expand your description of contacts and your materiality analysis to describe and address:

* The nature of the products sold to customers in Iran, Syria and Sudan in 2005;

* Whether or not the governments of these countries, or entities controlled by them, purchased your products and, if applicable, any military uses made of your products by these governments;

* Information responsive to prior comments one and two for the years
2003 and 2004, if you or your subsidiaries sold to customers in Iran,
Syria or Sudan during those years;

* The principal reasons underlying your assessment that the sales are immaterial from a qualitative standpoint. With respect to the underlying reasons, we note your statement that none of the sales were in violation of the laws of the U.S. Please discuss the possibility that, notwithstanding the legality of your foreign subsidiaries` contacts with Iran, Sudan and Syria, your reputation and share value may be negatively impacted by the fact that your subsidiaries do business in these countries that have been identified as terrorist-sponsoring states. In this regard, we call to your attention the investor sentiment underlying the legislative and other initiatives described in our prior comment two.

Please also describe any other factors you considered in your assessment.




      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment. Please file your response letter on EDGAR.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Pam Long
		Assistant Director
		Division of Corporation Finance


Robert J. Keegan
Goodyear Tire & Rubber Company
August 1, 2006
Page 1